SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

RMG Networks Holding Corporation

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

74966K102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 74966K102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Canton Holdings, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* OO, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74966K102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Archer Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* PN, IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74966K102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Joshua A. Lobel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. 74966K102	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Eric J. Edidin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.0% **
12	TYPE OF REPORTING PERSON* IN, HC

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) relates to shares of Common Stock, $.0001 par value per share (the “Common Stock”), of RMG Networks Holding Corporation, a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) Archer Capital Management, L.P. (“Archer”), a Delaware limited partnership, as the investment manager to certain private investment funds (the “Funds”), (ii) Canton Holdings, L.L.C. (“Canton”), a Delaware limited liability company, as the general partner of Archer, (iii) Joshua A. Lobel, an individual, as a principal of Canton, and (iv) Eric J. Edidin, an individual, as a principal of Canton (the persons mentioned in (i) (ii), (iii) and (iv) above are referred to as the “Reporting Persons”). All shares of Common Stock reported in this Amendment are held by the Funds.

This Amendment amends and restates the Schedule 13G as set forth below.

Item 1(a)	Name of Issuer.

RMG Networks Holding Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

15301 Dallas Parkway

Suite 500

Addison, Texas 75001

Item 2(a)	Name of Person Filing.

(i) Archer Capital Management, L.P. (“Archer”), (ii) Canton Holdings, L.L.C. (“Canton”), (iii) Joshua A. Lobel (“Mr. Lobel”) and (iv) Eric J. Edidin (“Mr. Edidin”).

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

570 Lexington Avenue, 40th Floor

New York, New York 10022.

Item 2(c)	Citizenship or Place of Organization.

Archer is a Delaware limited partnership. Canton is a Delaware limited liability company. Mr. Lobel and Mr. Edidin are United States citizens.

Item 2(d)	Title of Class of Securities.

Common Stock, $.0001 par value per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

74966K102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of the 12 shares of Common Stock held by the Funds, which consists of warrants exercisable to purchase 12 shares of Common Stock.

(b)	Canton, Archer, Mr. Lobel and Mr. Edidin may be deemed the beneficial owners of 0.0% of the Issuer’s outstanding shares of Common Stock. This percentage was calculated by dividing (i) the number of shares of Common Stock reported in Item 4(a) held by the Reporting Persons by (ii) the sum of (A) the 12,167,756 shares of Common Stock outstanding as of November 14, 2014, as reported in the 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2014, and (B) 12, the number of warrants exercisable to purchase shares of Common Stock held by the Funds.

(c)	Canton, Archer, Mr. Lobel and Edidin have the shared power to vote and dispose of the 12 shares of Common Stock held by the Funds.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Archer Capital Management, L.P.

By:	Canton Holdings, L.L.C., its general partner

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

Canton Holdings, L.L.C.

By:	/s/ Joshua A. Lobel
Name:	Joshua A. Lobel
Title:	Manager

/s/ Joshua A. Lobel
Joshua A. Lobel

/s/ Eric J. Edidin
Eric J. Edidin